UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Vringo, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

92911N104

(CUSIP Number)

June 25, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92911N104		13G

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Warburg Pincus Private Equity IX, L.P. I.R.S. #20-2976029

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 840,116

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 840,116

9	Aggregate Amount Beneficially Owned by Each Reporting Person 840,116

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* N/A

11	Percent of Class Represented by Amount in Row 9 16.5%

12	Type of Reporting Person* PN

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 92911N104		13G

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Warburg Pincus IX, LLC I.R.S. #20-2975945

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 840,116

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 840,116

9	Aggregate Amount Beneficially Owned by Each Reporting Person 840,116

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* N/A

11	Percent of Class Represented by Amount in Row 9 16.5%

12	Type of Reporting Person* OO

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 92911N104		13G

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Warburg Pincus & Co. I.R.S. #13-6358475

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 840,116

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 840,116

9	Aggregate Amount Beneficially Owned by Each Reporting Person 840,116

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* N/A

11	Percent of Class Represented by Amount in Row 9 16.5%

12	Type of Reporting Person* PN

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 92911N104		13G

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Warburg Pincus LLC I.R.S. #13-3536050

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 840,116

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 840,116

9	Aggregate Amount Beneficially Owned by Each Reporting Person 840,116

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* N/A

11	Percent of Class Represented by Amount in Row 9 16.5%

12	Type of Reporting Person* OO

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 92911N104		13G

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Warburg Pincus Partners, LLC I.R.S. #13-4069737

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 840,116

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 840,116

9	Aggregate Amount Beneficially Owned by Each Reporting Person 840,116

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* N/A

11	Percent of Class Represented by Amount in Row 9 16.5%

12	Type of Reporting Person* OO

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 92911N104		13G

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Charles R. Kaye I.R.S. #

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 840,116

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 840,116

9	Aggregate Amount Beneficially Owned by Each Reporting Person 840,116

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* N/A

11	Percent of Class Represented by Amount in Row 9 16.5%

12	Type of Reporting Person* IN

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 92911N104		13G

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Joseph P. Landy I.R.S. #

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 840,116

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 840,116

9	Aggregate Amount Beneficially Owned by Each Reporting Person 840,116

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* N/A

11	Percent of Class Represented by Amount in Row 9 16.5%

12	Type of Reporting Person* IN

*SEE INSTRUCTION BEFORE FILLING OUT!

Item 1
	(a):	Name of Issuer: Vringo, Inc. (the “Company”)
	(b):	Address of Issuer’s Principal Executive Offices: 18 East 16th Street New York, New York 10003

Item 2:
(a):

Name of Person Filing:
This Schedule 13G is filed by Warburg Pincus Private Equity IX, L.P. (“WP IX”) and the other entities and individuals referenced in this paragraph.  The sole general partner of WP IX is Warburg Pincus IX, LLC (“WP IX LLC”).  The sole member of WP IX LLC is Warburg Pincus Partners, LLC (“WPP LLC”).  The managing member of WPP LLC is Warburg Pincus & Co. (“WP”).  Warburg Pincus LLC (“WP LLC”), manages WP IX.  Charles R. Kaye (“Mr. Kaye”) and Joseph P. Landy (“Mr. Landy”) are each Managing General Partners of WP and Co-Presidents and Managing Members of WP LLC.  Mr. Kaye and Mr. Landy may be deemed to control WP IX, WP IX LLC, WPP LLC, WP and WP LLC.  WP IX, WP IX LLC, WPP LLC, WP, WP LLC, Mr. Kaye and Mr. Landy are sometimes collectively referred to herein as the “Warburg Pincus Reporting Persons.”  Each of the Warburg Pincus Reporting Persons disclaims beneficial ownership of the Common Stock except to the extent of any indirect pecuniary interest therein.

(b):

Address of Principal Business Office or, if none, Residence:
The address of the principal business office of the Warburg Pincus Reporting Persons is c/o Warburg Pincus LLC, 450 Lexington Avenue, New York, New York 10017.

(c):

Citizenship:
WP IX is a Delaware limited partnership, WP IX LLC is a New York limited liability company, WPP LLC is a New York limited liability company, WP is a New York general partnership and WP LLC is a New York limited liability company.  Mr. Kaye and Mr. Landy are both citizens of the United States.

	(d):	Title of Class of Securities: Common Stock, par value $0.01 per share (“Common Stock”)
	(e):	CUSIP Number 92911N104

Item 3:	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act,
	(b)	☐	Bank as defined in section 3(a)(6) of the Act,
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act,
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940,
	(e)	☐	Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),
	(f)	☐	Employee Benefit Plan or endowment fund in accordance with 13d-1 (b)(1)(ii)(F),
	(g)	☐	Parent holding company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),
	(h)	☐	Savings association as defined in section 3(b) of the Federal Deposit Insurance Act,
	(i)	☐	Church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940,
	(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J)
	(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K)

Item 4:	Ownership:

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page hereto for each Warburg Pincus Reporting Person and is incorporated herein by reference for each such Warburg Pincus Reporting Person.

Item 5:	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:   ☐

Item 6:	Ownership of More than Five Percent on Behalf of Another Person:

Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, in excess of 5% of the total outstanding Common Stock.

Item 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
N/A

Item 8:	Identification and Classification of Members of the Group:

The Warburg Pincus Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.  The agreement among the Warburg Pincus Reporting Persons to file jointly is attached hereto as Exhibit 99.1.  Each of the Warburg Pincus Reporting Persons disclaims beneficial ownership of all of the shares of Common Stock, except to the extent of any pecuniary interest therein.

Item 9:	Notice of Dissolution of Group:
N/A

Item 10:	Certification:
N/A

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 29, 2010	WARBURG PINCUS PRIVATE EQUITY IX, L.P.
		By:	Warburg Pincus IX, LLC,
its General Partner

		By:	Warburg Pincus Partners, LLC,
its Sole Member

		By:	Warburg Pincus & Co.,
its Managing Member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: June 29, 2010	WARBURG PINCUS IX, LLC
		By:	Warburg Pincus Partners, LLC,
its Sole Member

		By:	Warburg Pincus & Co.,
its Managing Member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: June 29, 2010	WARBURG PINCUS PARTNERS, LLC
		By:	Warburg Pincus & Co.,
its Managing Member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: June 29, 2010	WARBURG PINCUS & CO.

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: June 29, 2010	WARBURG PINCUS LLC

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Managing Director

Dated: June 29, 2010
/s/ Scott A. Arenare
Charles R. Kaye
	By:	Scott A. Arenare
as Attorney-in-Fact*

Dated: June 29, 2010

/s/ Scott A. Arenare
Joseph P. Landy
	By:	Scott A. Arenare
as Attorney-in-Fact**

*The Power of Attorney given by Mr.Kaye was previously filed as Exhibit 24.2 with the Warburg Pincus Private Equity IX, L.P. Form 3 for Builders FirstSource, Inc., on March 3, 2006, and is hereby incorporated by reference.

**The Power of Attorney given by Mr. Landy was previously filed as Exhibit 24.1 with the Warburg Pincus Private Equity IX, L.P. Form 3 for Builders FirstSource, Inc., on March 3, 2006, and is hereby incorporated by reference.

EXHIBIT INDEX

Exhibit 99.1:	Joint Filing Agreement, dated June 29, 2010, by and among the Warburg Pincus Reporting Persons.